News for Immediate Release

Electrovaya Announces date for Q2 2023 Financial Results & Conference Call

Toronto, Ontario - April 27, 2023 Electrovaya Inc. (TSX: EFL) (OTCQB:EFLVF), a lithium-ion battery technology and manufacturing company, announces that it will release its second quarter financial results ending March 31, 2023, after market close on May 4, 2023.

Followed by a conference call at 5:00 p.m. EST on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.

Conference Call / Webcast details:

● Date: May 4, 2023

● Time: 5:00 p.m. Eastern Standard Time (EST)

● Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code: 122415

● Webcast URL: https://www.webcaster4.com/Webcast/Page/2975/48318

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on May 4, 2023 through May 18, 2023. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay Passcode: 48318.

For more information, please contact:

Investor and Media Contact:

Jason Roy, Director, Corporate Development and Investor Relations

Electrovaya Inc., 905-855-4618, jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. The Company has acquired a 52-acre site with a 135,000 sq.foot manufacturing building in NY State for its planned Gigafactory, in addition to its two operating locations in Canada. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com